July 14, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

Re:	Guess?, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2015
Filed March 27, 2015
File No. 001-11893

Dear Ms. Jenkins,

On behalf of Guess?, Inc. (which we refer to as “we,” “our” or the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 18, 2015, regarding the Company’s above-referenced Form 10-K (the “Form 10-K”). Set forth below are the Company’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments precedes the corresponding response.

Comment:

Form 10-K for the Fiscal Year Ended January 31, 2015

General

1.
We note that Guess Watches’ website lists a Big Ben store in Homs, Syria. Al-Sawani’s website lists Guess as one of its brands, and states that its cities of operations include Damascus, Syria and Khartoum, Sudan. Al-Futtaim’s website includes your logo, and a recent company profile reports that it has stores in Syria. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, licensees, or other direct or indirect arrangements. You should describe any products or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:

Other than as described below, the Company has identified no past or current contacts with Sudan or Syria, including through subsidiaries, affiliates, distributors, resellers, licensees, or other direct or indirect arrangements, and there are no plans for any such contacts in the future.
Prior to the implementation of Executive Order 13582 issued in August 2011 (“E.O. 13582”), which imposed broad sanctions against Syria, certain of the Company’s subsidiaries and licensees had distribution arrangements with third parties for the sale of the Company’s products in Syria in accordance with applicable law. Upon the implementation of E.O. 13582, the Company instructed all such parties to take immediate steps to wind-down those operations and cease all business in Syria. The wind-down of all such business was completed in early 2012.
The Company’s worldwide licensee (the “Licensee”) for the manufacture and distribution of watches (the “Licensee Products”) operates the Guess Watches website referenced in the Staff’s comment. The rights granted to the Licensee under its license are explicitly limited by and subject to all applicable law. As a result of E.O. 13582, the Licensee took immediate steps to wind down its operations with its Syrian distributor (the “Distributor”) in late 2011 and early 2012 and there have been no sales of Licensee Products in Syria since that time. However, because certain Licensee Products were sold with a warranty of up to ten years, the Licensee continues to list the Distributor on its www.guesswatches.com website so that customers in Syria that purchased Licensee Products prior to the wind-down of operations in Syria may have their Licensee Products serviced by the Distributor under the warranty. The Distributor’s provision of warranty services for the Licensee Products is the extent of the Licensee’s contact with Syria for the Licensee Products. The Company does not receive any revenue, make any payments or have any other obligations with respect to such warranty arrangements. The Company has asked the Licensee to remove all references on its website to the Big Ben store in Homs, Syria, as that information is out-of-date by several years.
Al-Futtaim Trading Company LLC (“Al-Futtaim”), referenced in the Staff’s comment, is the current distributor of certain Company products in various countries in the Middle East and lists the Company’s GUESS logo on its website, www.al-futtaim.ae. As indicated on its website, Al-Futtaim, or its affiliated companies, also has operations completely unrelated to the Company’s products in various industries and countries, including Syria. Al-Futtaim has confirmed to the Company that it has not and does not conduct any business with respect to the Company’s products in Syria or Sudan.
Al Sawani Food Stuff Supply and Industrial Equipments Co. Ltd. (“Al Sawani”), located in Saudi Arabia and referenced in the Staff’s comment, has not been a distributor for the Company or had any other relationship with the Company since 2012. Al Sawani’s continued use of the GUESS logo on its website is not authorized and the Company has requested that it discontinue such use. The Company is not aware of any historical operations by Al Sawani pertaining to the Company’s products in Sudan or Syria.
U.S. economic sanctions policy allows U.S. companies to protect their intellectual property in countries subject to U.S. economic sanctions, even where such rules temporarily restrict trade. Consistent with that policy, and as expressly authorized under the Sudan Sanctions Regulations (31 CFR §538.514) and the Syrian Sanctions Regulations (31 CFR §542.520), the Company has periodically engaged and plans to continue to engage the services of local law firms for the protection of the Company’s intellectual property portfolio in Sudan and Syria.

Comment:

2.
Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response:

The Company does not believe that its minimal contacts with Syria and Sudan, as described in the Company’s response to the Staff’s comment (1) above, constitute a material investment risk to its security holders. In quantitative terms, the Company has not identified any assets, liabilities or revenues during the last three fiscal years and the subsequent interim period related to business contacts in Sudan or Syria, with the exception of less than $10,000 in licensing revenues received by the Company with respect to sales in Syria by certain licensees in early 2012 associated with the winding-down of operations in Syria upon the implementation of E.O. 13582. In qualitative terms, the Company does not believe that (a) the ongoing watch warranty arrangements for Syria by the former Syrian distributor of the Company’s watch licensee or (b) the continued protection of the Company’s intellectual property portfolio in Sudan and Syria, as expressly permitted by law, would be deemed by a reasonable investor to be important in making an investment decision concerning the Company or would otherwise negatively impact investor sentiment toward the Company.

Comment:

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Comparable Store Sales, page 30

3.
Please confirm our understanding that your comparable store sales do not include comparable store sales for your directly operated concessions or shop-in-shops and, if so, tell us how you considered providing comparable sales information for these smaller sized stores.

Response:

Our comparable store sales metric does include sales from our directly operated concessions and shop-in-shops. We will revise our definition of comparable store sales in “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Comparable Store Sales” to clarify this in future filings.

Comment:

Results of Operations - Fiscal 2015 Compared to Fiscal 2014, page 32

4.
Please include a qualitative and quantitative discussion of the significant changes in your cost of product sales line item in future fillings, including any significant foreign currency effects, pursuant to Item 303(a)(3) of Regulation S-K. In your response, also include your draft disclosure based on the comparative periods presented in your 2014 Form 10-K.

Response:

Our cost of product sales are comprised of cost of goods (inbound freight charges, purchasing costs and related overhead) and retail store occupancy costs, including rent and depreciation, and distribution costs related to our retail business. Significant changes impacting cost of product sales are already provided within our gross margin discussion due to the strong correlation of cost of product sales to net revenue and product margins and, as a result, we believe it would be repetitive to provide a separate discussion of the cost of product sales line as a stand-alone item. We confirm that we will enhance our future filings with a qualitative and quantitative discussion of the significant changes in our cost of product sales line item by providing and quantifying the significant items that affect the total change in our gross margin rate. The following proposed disclosure is marked to show changes as if the Company had provided the requested information in its Annual Report on Form 10-K for the fiscal year ended January 31, 2015:
Gross Profit.   Gross profit decreased by $108.2 million, or 11.1%, to $867.9 million for fiscal 2015, from $976.1 million in fiscal 2014. The decline in gross profit, which included the unfavorable impact of currency translation of $13.5 million, was due primarily to the unfavorable impact from lower wholesale sales in Europe, negative comparable store sales in North American Retail and lower overall product margins.
Gross Margin.     Gross margin decreased 210 basis points to 35.9% for fiscal 2015, from 38.0% in fiscal 2014, 110 basis points due to a higher occupancy rate and 100 basis points due to lower overall product margins. The higher occupancy rate was driven by negative comparable store sales in North American Retail and lower wholesale shipments in Europe. Product margins declined due primarily to more retail markdowns in North America.
The Company includes inbound freight charges, purchasing costs and related overhead, retail store occupancy costs, including rent and depreciation, and a portion of the Company’s distribution costs related to its retail business in cost of product sales. The Company’s gross margin may not be comparable to that of other entities since some entities include all of the costs related to their distribution in cost of product sales and others, like the Company, generally exclude wholesale-related distribution costs from gross margin, including them instead in SG&A expenses. Additionally, some entities include retail store occupancy costs in SG&A expenses and others, like the Company, include retail store occupancy costs~~, including rent and depreciation,~~ in cost of product sales.

Comment:

5.
We note within your discussions on gross profit and selling, general and administrative expense that you reference certain favorable and unfavorable impacts of currency translation. In future filings, please confirm that you will also quantify any significant effects on your results of operations resulting from currency translation and any other individually significant items.

Response:

We confirm that we will quantify in our future filings within “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations” any significant effects resulting from currency translation and any other individually significant items on our results of operations.

Comment:

Notes to Consolidated Financial Statements
(1) Description of the Business and Summary of Significant Accounting Policies and Practices
Principles of Consolidation, page F-8

6.
We note that you entered into joint venture relationships with partners in Brazil, the Canary Islands, France, Mexico and Portugal (page 16) and it appears that each of these joint ventures are majority-owned by the Company (page 7). Please confirm that you consolidate these majority-owned joint ventures and, if so, please expand your disclosure in future filings to discuss how you account for these joint ventures. If you do not consolidate these majority-owned joint ventures, please tell us why and cite the supporting literature.

Response:

We confirm that the majority-owned joint ventures in Brazil, the Canary Islands, France, Mexico and Portugal are consolidated as the Company has a controlling interest and is determined to be the primary beneficiary. We will expand our disclosure in future filings within Note 1 to the Consolidated Financial Statements, to discuss how we account for these joint ventures.

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In connection with the above comments and our response, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned by phone at (213) 765-3504, by facsimile at (213) 765-5927 or by email at sreddy@guess.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Sandeep Reddy
Sandeep Reddy
Chief Financial Officer
Guess?, Inc.

cc:	Jennifer Hardy
U.S. Securities and Exchange Commission

Steve Lo
U.S. Securities and Exchange Commission

John Archfield
U.S. Securities and Exchange Commission

Jason T. Miller
General Counsel
Guess?, Inc.